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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 26 )*

R. G. Barry Corporation
(Name of Issuer)
Common Shares, par value $1.00 per share
(Title of Class of Securities)
068798-10-7
(CUSIP Number)
Daniel D. Viren
R. G. Barry Corporation
13405 Yarmouth Road N.W.
Pickerington, Ohio 43147
(614) 864-6400
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
November 13, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	068798-10-7

1	NAMES OF REPORTING PERSONS: Gordon Zacks

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States of America

	7	SOLE VOTING POWER:

NUMBER OF		595,241

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		595,241

WITH	10	SHARED DISPOSITIVE POWER:

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

595,241

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

5.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

AMENDMENT NO. 26
TO
SCHEDULE 13D
Item 1. Security and Issuer.
          This Amendment No. 26 to the Schedule 13D (the “Schedule 13D”) filed by Gordon Zacks (“Mr. Zacks”) on August 7, 1984, with the Securities and Exchange Commission (the “SEC”), as amended, relates to common shares, $1.00 par value (the “Common Shares”), of R. G. Barry Corporation, an Ohio corporation (the “Company”), the principal executive offices of which are located at 13405 Yarmouth Road N.W., Pickerington, Ohio 43147. This Amendment No. 26 amends certain information set forth in the Schedule 13D, as previously amended.
Item 2. Identity and Background.
(a)	Name of reporting person:

Gordon Zacks

(b)	Business address of reporting person:

13405 Yarmouth Road N.W. Pickerington, Ohio 43147

(c)	Present principal occupation or employment of reporting person and name, principal business and address of any corporation or other organization in which such employment is conducted:

Mr. Zacks serves as non-executive Chairman of the Board of the Company. The Company and its subsidiaries design, purchase, market and distribute accessories footwear for men, women and children. The principal business offices of the Company are located at 13405 Yarmouth Road N.W., Pickerington, Ohio 43147.

(d)	During the last five years, Mr. Zacks has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, Mr. Zacks has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship:

Mr. Zacks is a United States citizen.
Item 3. Source and Amount of Funds or Other Consideration.
          On May 17, 2006, Mr. Zacks was granted 5,663 restricted stock units, in his capacity as a non-employee director of the Company. These restricted stock units vested in full on May 17, 2007, the first anniversary of the date of the award, and were settled on a 1-for-1 basis in Common Shares of the Company. Mr. Zacks paid no consideration to the Company in connection with the grant or the settlement of such 5,663 restricted stock units.
          Pursuant to a Termination Agreement, made to be effective on April 14, 2007, between Mr. Zacks, individually and as sole voting trustee of the Zacks-Streim Voting Trust (also sometimes referred to as the Zacks Voting Trust, the “Voting Trust”), and The Huntington National Bank, as depositary, the Voting Trust Agreement creating the Voting Trust was terminated. A total of 585,056 Common Shares were deposited in the Voting Trust at the time of its termination. Mr. Zacks was the voting trustee under the Voting Trust and was the beneficial owner of 137,930 of the Common Shares deposited in the Voting Trust at the time of its termination. The remaining 447,126 Common Shares deposited in the Voting Trust at the time of its termination were held in the name of Florence Zacks Melton (Mr. Zacks’ mother), as trustee under a trust created by the will of Aaron Zacks (the “Aaron Zacks Trust Shares”). As result of the death of Florence Zacks Melton on February 8, 2007, the Aaron Zacks Trust Shares passed outright to Mr. Zacks so that he became the beneficial owner of all 585,056 Common Shares then deposited in the Voting Trust. As a result of the termination of the Voting Trust, Mr. Zacks is now the record owner of all of such 585,056 Common Shares.
          On May 17, 2007, Mr. Zacks was granted 3,333 restricted stock units, in his capacity as a non-employee director of the Company. Each of these restricted stock units represents a contingent right to receive one Common Share of the Company and will vest in full on the first anniversary of the grant date. Mr. Zacks paid no consideration to the Company in connection with the grant of such 3,333 restricted stock units.

Item 4. Purpose of Transaction.
          See Item 3 of this Amendment No. 26.
Item 5. Interest in Securities of the Issuer.
(a)	Amount beneficially owned by reporting person (Mr. Zacks): 595,241 (1) (2)

Percentage of class: 5.7% (3)

(b)	Number of Common Shares as to which reporting person (Mr. Zacks) has:
(i)	Sole power to vote or to direct the vote:

595,241 (1) (2)

(ii)	Shared power to vote or direct the vote:

None

(iii)	Sole power to dispose or to direct the disposition of:

595,241 (1)(2)

(iv)	Shared power to dispose or to direct the disposition of:

None

(1)	Includes 93,722 Common Shares which Mr. Zacks has the right to acquire upon the exercise of currently exercisable stock options held by Mr. Zacks. Excludes 14,905 Common Shares held of record and owned beneficially by Mr. Zacks’ spouse as to which Mr. Zacks has no voting or investment power and disclaims beneficial ownership. Also excludes 3,333 Common Shares which may be received by Mr. Zacks upon settlement of an equivalent number of restricted stock units granted by the Company on May 17, 2007 to Mr. Zacks in his capacity as a non-employee director of the Company and which will vest in full on the first anniversary of the grant date, as described in Item 3 of this Amendment No. 26.

(2)	Under an agreement dated September 27, 1989, as amended, the Company has agreed, upon the death of Mr. Zacks, to purchase from Mr. Zacks’ estate, at the estate’s election, up to $4 million of the Common Shares held by Mr. Zacks at the time of his death. The Common Shares would be purchased at their fair market value at the time the estate exercises its put right. The estate’s put right would expire after the second anniversary of the Mr. Zacks’ death. The Company has agreed to fund its potential obligation to purchase the Common Shares by purchasing and maintaining during Mr. Zacks’ lifetime one or more policies of life insurance on the life of Mr. Zacks. In addition, Mr. Zacks agreed that, for a period of 24 months following his death, the Company would have a right of first refusal to purchase any Common Shares owned by Mr. Zacks at his death if his estate elects to sell the Common Shares. The Company would have the right to purchase the Common Shares on the same terms and conditions as the estate proposes to sell the Common Shares.

(3)	Based upon the sum of (a) 10,417,720 Common Shares outstanding as of June 25, 2007 and (b) 93,722 Common Shares which Mr. Zacks has the right to acquire upon the exercise of currently exercisable stock options held by Mr. Zacks.

(c)	Transactions by reporting person:

Other than the transactions reported in the following table, Mr. Zacks has not effected any transactions in the Common Shares of the Company since the date of the filing of Amendment No. 25 to this Schedule 13D (March 8, 2006). Further, the number of common shares subject to currently exercisable stock options held by Mr. Zacks has decreased from 132,891 to 93,722 as a result of option expirations and terminations since the date of the filing of Amendment No. 25 to this Schedule 13D.

Number of
Common Shares	Date	Consideration	Type of Transaction
12,000	3/9/06	$6.25	Open-Market Sale by Mr. Zacks
6,300	3/21/06	$6.2038	Open-Market Sale by Mr. Zacks
1,700	3/22/06	$6.15	Open-Market Sale by Mr. Zacks
5,663	5/17/06	N/A
Receipt of grant of restricted stock units, each of which represented a contingent right to receive one Common Share of the Company and vested in full on May 17, 2007. See Item 3 of this Amendment No. 26.

14,800	5/17/06	$6.3443	Open-Market Sale by Mr. Zacks
1,800	5/18/06	$6.2667	Open-Market Sale by Mr. Zacks
1,000	5/19/06	N/A	Gift by Mr. Zacks
12,500	5/22/06	$6.25	Open-Market Sale by Mr. Zacks
3,000	5/23/06	$6.30	Open-Market Sale by Mr. Zacks
2,500	9/26/06	$6.50	Open-Market Sale by Mr. Zacks
7,500	9/26/06	$6.5053	Open-Market Sale by Mr. Zacks
4,000	10/3/06	$6.75	Open-Market Sale by Mr. Zacks
1,000	10/4/06	$6.75	Open-Market Sale by Mr. Zacks
5,000	10/5/06	$6.75	Open-Market Sale by Mr. Zacks

Number of
Common Shares	Date	Consideration	Type of Transaction
5,000	11/10/06	$7.50	Open-Market Sale by Mr. Zacks
5,000	11/13/06	$7.50	Open-Market Sale by Mr. Zacks
1,800	11/14/06	$7.60	Open-Market Sale by Mr. Zacks
3,500	11/17/06	$7.4114	Open-Market Sale by Mr. Zacks
9,700	11/20/06	$7.40	Open-Market Sale by Mr. Zacks
10,806	2/16/07	$9.4879	Open-Market Sale by Mr. Zacks
8,221	2/21/07	$9.2689	Open-Market Sale by Mr. Zacks
7,465	3/1/07	$8.9025	Open-Market Sale by Mr. Zacks
5,663	5/17/07	N/A
Settlement of 5,663 restricted stock units granted to Mr. Zacks on May 17, 2006. These restricted stock units vested in full on May 17, 2007 and were settled on a 1-for-1 basis for Common Shares of the Company. See Item 3 of this Amendment No. 26.

Number of
Common Shares	Date	Consideration	Type of Transaction
3,333	5/17/07	N/A
Receipt of grant of restricted stock units, each of which represents a contingent right to receive one Common Share of the Company and will vest in full on the first anniversary of the date of grant. See Item 3 of this Amendment No. 26.

8,400	5/17/07	$10.50	Open-Market Sale by Mr. Zacks
600	5/17/07	$10.53	Open-Market Sale by Mr. Zacks
200	5/17/07	$10.56	Open-Market Sale by Mr. Zacks
200	5/18/07	$10.54	Open-Market Sale by Mr. Zacks
2,300	5/18/07	$10.55	Open-Market Sale by Mr. Zacks
900	5/18/07	$10.56	Open-Market Sale by Mr. Zacks
1,300	5/18/07	$10.57	Open-Market Sale by Mr. Zacks
1,000	5/18/07	$10.58	Open-Market Sale by Mr. Zacks
100	5/18/07	$10.59	Open-Market Sale by Mr. Zacks
300	5/18/07	$10.60	Open-Market Sale by Mr. Zacks
2,700	5/18/07	$10.65	Open-Market Sale by Mr. Zacks
1,100	5/18/07	$10.77	Open-Market Sale by Mr. Zacks

Number of
Common Shares	Date	Consideration	Type of Transaction
100	5/18/07	$10.81	Open-Market Sale by Mr. Zacks
9,000	5/21/07	$10.60	Open-Market Sale by Mr. Zacks
600	5/21/07	$10.65	Open-Market Sale by Mr. Zacks
100	5/21/07	$10.71	Open-Market Sale by Mr. Zacks
1,100	5/21/07	$10.90	Open-Market Sale by Mr. Zacks
100	5/22/07	$10.90	Open-Market Sale by Mr. Zacks
4,900	5/22/07	$10.75	Open-Market Sale by Mr. Zacks
5,000	5/22/07	$10.70	Open-Market Sale by Mr. Zacks
5,000	5/23/07	$10.75	Open-Market Sale by Mr. Zacks
5,000	5/23/07	$10.90	Open-Market Sale by Mr. Zacks
6,500	5/23/07	$10.95	Open-Market Sale by Mr. Zacks
600	5/23/07	$10.96	Open-Market Sale by Mr. Zacks
400	5/23/07	$10.99	Open-Market Sale by Mr. Zacks
2,500	5/24/07	$10.85	Open-Market Sale by Mr. Zacks
10,200	5/25/07	$11.00	Open-Market Sale by Mr. Zacks
600	5/25/07	$11.01	Open-Market Sale by Mr. Zacks

Number of
Common Shares	Date	Consideration	Type of Transaction
900	5/25/07	$11.02	Open-Market Sale by Mr. Zacks
3,100	5/25/07	$11.05	Open-Market Sale by Mr. Zacks
100	5/25/07	$11.06	Open-Market Sale by Mr. Zacks
100	5/25/07	$11.07	Open-Market Sale by Mr. Zacks
100	5/25/07	$11.08	Open-Market Sale by Mr. Zacks
2,600	5/25/07	$11.15	Open-Market Sale by Mr. Zacks
100	5/25/07	$11.17	Open-Market Sale by Mr. Zacks
1,500	5/25/07	$11.18	Open-Market Sale by Mr. Zacks
690	5/29/07	$10.80	Open-Market Sale by Mr. Zacks
2,510	5/30/07	$10.80	Open-Market Sale by Mr. Zacks
5,700	5/30/07	$10.85	Open-Market Sale by Mr. Zacks
1,000	5/30/07	$10.86	Open-Market Sale by Mr. Zacks
(d)	Not Applicable.

(e)	Not Applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
          See Item 5(b) of this Amendment No. 26.

Item 7. Material to Be Filed as Exhibits

Exhibit 1	–	Zacks Voting Trust Termination Agreement, made to be effective on April 14, 2007, by and between Gordon Zacks, individually and as sole voting trustee, and The Huntington National Bank, as depositary

Exhibit 2(a)	–	Agreement, dated as of September 27, 1989, between R.G. Barry Corporation and Gordon Zacks (incorporated herein by reference from Exhibit 28.1 to the Current Report on Form 8-K, dated October 11, 1989, filed October 12, 1989, of R.G. Barry Corporation (File No. 0-12667))

Exhibit 2(b)	–	Amendment No. 1, dated as of October 12, 1994, to Agreement, dated as of September 27, 1989, between R.G. Barry Corporation and Gordon Zacks (incorporated herein by reference from Exhibit 5 to Amendment No. 14 to Schedule 13D, dated January 27, 1995, filed by Gordon Zacks on February 13, 1995)

Exhibit 3	–	Confidential Separation Agreement, dated March 10, 2004, between R. G. Barry Corporation and Gordon Zacks (incorporated herein by reference from Exhibit 10.1 to the Current Report on Form 8-K, dated and filed March 11, 2004, of R.G. Barry Corporation (File No. 001-08769)).
[Remainder of page intentionally left blank;
signature on following page.]

Signature.
          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 7/25, 2007	/s/ Gordon Zacks
Gordon Zacks